Exhibit 99.1

Docusign Envelope ID: C08E36EC-FA82-485A-869C-B6CD7E7F3F5D

603 page 1/2 15 July 2018

Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder
To Company/registered scheme/notified foreign passport fund name ACN/ARSN/APFRN NFPFRN (if applicable) 1. Details of substantial holder (1) Name ACN/ARSN/APFRN (if applicable) NFPFRN (if applicable)	Novonix Limited

157 690 830
YA II PN, Ltd.

The holder became a substantial holder on	13 / 10 / 2025

2. Details of voting power

The total number of votes attached to all the voting shares or interests in the company, scheme or fund that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)		Voting power (6)
Fully paid ordinary shares	87,358,939	87,358,939		11.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)		Class and number of securities
Annexure A

4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows:
Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)		Class and number of securities
Annexure A

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
Annexure B		Cash	Non-cash

Docusign Envelope ID: C08E36EC-FA82-485A-869C-B6CD7E7F3F5D

603 page 2/2 15 July 2018

6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:
Name and ACN/ARSN/APFRN (if applicable) and NFPFRN (if applicable)	Nature of association

7. Addresses The addresses of persons named in this form are as follows:
Name	Address
YA II PN, Ltd.	102 Springfield Ave, Mountainside, New Jersey 07092

Signature

print name

David Gonzalez

capacity

Director

sign here

/s/ David Gonzalez

	date	14/ 10/ 2025

DIRECTIONS

(1)
If there are a number of substantial holders with similar or related relevant interests (eg. A corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7of the form.
(2)
See the definition of "associate" in section 9 of the Corporations Act 2001.
(3)
See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.
(4)
The voting shares of a company constitute one class unless divided into separate classes.
(5)
The total number of votes attached to all the voting shares or interests in the company, scheme or fund (if any) that the person or an associate has a relevant interest in.
(6)
The person's votes divided by the total votes in the body corporate, scheme or fund multiplied by 100.
(7)
Include details of:
(a)
any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b)
any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8)
If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".
(9)
Details of the consideration must include any and all benefits, money and otherwise, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Docusign Envelope ID: C08E36EC-FA82-485A-869C-B6CD7E7F3F5D

603GUIDE page 1/1 15 July 2018

GUIDE	This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 603.

Signature

Company - form must be signed by a director or secretary.

Foreign company – form may be signed by the local agent, or if the local agent is a company, a director or secretary of the company.

Registered scheme – form must be signed by director or secretary of the responsible entity.

Lodging period	Nil

Lodging Fee	Nil

Other forms to be completed	Nil

Additional information
(a)
If additional space is required to complete a question, the information may be included on a separate piece of paper annexed to the form.
(b)
This notice must be given to a listed company, or the responsible entity for a registered scheme, or the operator of a notified foreign passport fund. A copy of this notice must also be given to each relevant securities exchange.
(c)
The person must give a copy of this notice:
(i)
within 2 business days after they become aware of the information; or
(ii)
by 9.30 am on the next trading day of the relevant securities exchange after they become aware of the information if:
(A)
a takeover bid is made for voting shares or interests in the company or registered scheme; and
(B)
the person becomes aware of the information during the bid period.

Annexures

To make any annexure conform to the regulations, you must

1
use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2
show the corporation/registered scheme/notified foreign passport fund name and ACN/ARBN/ARSN and APFRN (if applicable) and NFPFRN (if applicable)
3
number the pages consecutively
4
print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5
identify the annexure with a mark such as A, B, C, etc
6
endorse the annexure with the words:

This is annexure (mark) of (number) pages referred to in form (form number and title)

7
sign and date the annexure

The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.

Docusign Envelope ID: C08E36EC-FA82-485A-869C-B6CD7E7F3F5D

This is Annexure A of 1 page referred to in Form 603 Notice of initial substantial holder in relation to Novonix Limited (ACN 157 690 830).

/s/ David Gonzalez

David Gonzalez

14 October 2025

Holder of Relevant Interest	Nature of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder	Class and Number of Securities
YA II PN, Ltd.	Relevant interest under paragraph 608(1)(a) as registered holder of Shares.	YA II PN, Ltd.	YA II PN, Ltd.	87,358,939 fully paid ordinary shares

Docusign Envelope ID: C08E36EC-FA82-485A-869C-B6CD7E7F3F5D

This is Annexure B of 1 page referred to in Form 603 Notice of initial substantial holder in relation to Novonix Limited (ACN 157 690 830).

/s/ David Gonzalez

David Gonzalez

14 October 2025

Holder of Relevant Interest	Date of Acquisition	Nature of Transaction	Consideration	Class and Number of Securities
YA II PN, Ltd.	10/09/2025	Exercise of convertible securities held by YA II PN, Ltd.	N/A	19,299,170 fully paid ordinary shares
YA II PN, Ltd.	13/10/2025	Exercise of convertible securities held by YA II PN, Ltd.	N/A	68,059,769 fully paid ordinary shares